Exhibit (d)(4)

Bank of America, N.A.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

214 North Tryon Street

Charlotte, North Carolina 28255

April 4, 2012

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Avenue, Suite 240

Henderson, Nevada 89052

Attention: Rajesh C. Shrotriya, MD, Chairman and Chief Executive Officer

Re:      $75,000,000 Senior Credit Facility – Commitment Letter

Ladies and Gentlemen:

Spectrum Pharmaceuticals, Inc. (“you” or the “Borrower”) has advised Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any of its designated affiliates, “MLPFS” and, together with Bank of America, the “Commitment Parties” and each a “Commitment Party”) that you and certain affiliates intend to acquire (the “Acquisition”) the Target (as defined in Exhibit A hereto) and consummate the other transactions described on Exhibit A hereto (collectively, the “Transaction”). Capitalized terms used but not defined herein are used with the meanings assigned to them on the Exhibits attached hereto (all such Exhibits, together with this Commitment Letter, collectively, the “Commitment Letter”).

1. THE TRANSACTION. You have also advised the Commitment Parties that you intend to finance (a) the Acquisition, (b) the fees, costs and expenses arising from or related to the Transaction and (c) other general corporate purposes, including, without limitation, working capital and capital expenditures, from the proceeds of a senior secured revolving credit facility of not less than $50,000,000 and up to $75,000,000 in an aggregate committed principal amount (the “Senior Credit Facility”).

2. COMMITMENTS. In connection with the foregoing, Bank of America is pleased to advise you of its commitment to provide up to $50,000,000 of the Senior Credit Facility (which may be the entire amount of the Senior Credit Facility depending on results of syndication efforts), all upon and subject to the terms and conditions set forth in this Commitment Letter, including, as applicable, those set forth in the Summary of Indicative Terms and Conditions attached as Exhibit B hereto (the “Summary of Terms”).

3. AGENT AND ARRANGER. In connection with the foregoing, (a) Bank of America will act as the sole administrative agent and collateral agent (in such capacities, the “Administrative Agent”) for the Senior Credit Facility, and (b) MLPFS will act as a lead arranger and book manager (in such capacities, the “Lead Arranger”) for the Senior Credit Facility and use commercially reasonable efforts to form a syndicate of financial institutions (collectively with Bank of America, the “Lenders”) in consultation with you for the amount of the Senior Credit Facility in excess of $50,000,000, in each case all upon and subject to the terms and conditions set forth in this Commitment Letter, including, as applicable, those set forth in the Summary of Terms; provided, however, that, until the date that is ten (10) business days from the date hereof, you shall have the right to appoint up to one (1) additional lead arranger in respect of the Senior Credit Facility in a manner and with economics determined by you in consultation with the Lead Arranger which shall not be more than proportional to the amount of commitments provided by such person when compared to the economics paid to the Lead Arranger and the commitments provided by

Bank of America; so long as after giving effect to such appointment of an additional lead arranger (x) Bank of America and the additional lead arranger (or a lending affiliate thereof) shall have equivalent commitments (and allocations as of the Closing Date) under the Senior Credit Facility and the commitment of Bank of America in respect of the Senior Credit Facility shall be reduced as necessary to achieve such equivalency of such commitments, and (y) the Lead Arranger shall have left placement on all marketing materials for the Senior Credit Facility; provided, further, that such additional lead arranger shall execute customary joinder documentation and provide such commitments hereunder and, thereafter, such entity (and any relevant affiliate) shall constitute a “Lead Arranger” hereunder. It is understood and agreed that, except as set forth in the preceding sentence, no other agents, arrangers, book managers or other managers will be appointed and no other titles will be awarded in connection with the Senior Credit Facility unless the Commitment Parties and you so agree.

4. SYNDICATION.

(a) MLPFS intends to commence syndication of the Senior Credit Facility promptly upon your acceptance of this Commitment Letter and the Fee Letter (as hereinafter defined) and the execution and delivery by all parties thereto of the Purchase Agreement.

(b) You agree to actively assist, and to use your commercially reasonable efforts to cause the Target to actively assist, MLPFS in achieving a syndication of the Senior Credit Facility that is satisfactory to MLPFS and you. Such assistance shall include your (i) providing and causing your subsidiaries and advisors to provide, and using commercially reasonable efforts to cause the Target and its subsidiaries and advisors to provide, to the Commitment Parties and the other Lenders upon request with all customary information reasonably deemed necessary by the Commitment Parties to complete syndication, including, but not limited to, information and evaluations prepared by you, the Target and your and its advisors, or on your or its behalf, relating to the Transaction (including the Projections (as hereinafter defined), the “Information”), (ii) using your commercially reasonable efforts to ensure that the syndication efforts of MLPFS benefit from your existing lending relationships and the existing banking relationships of the Target, and (iii) otherwise assisting the Commitment Parties in their syndication efforts.

(c) It is understood and agreed that MLPFS will manage and control all aspects of the syndication in consultation with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Senior Credit Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein, in the Summary of Terms and in the Fee Letter.

(d) Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, neither the commencement nor the completion of the syndication of the Senior Credit Facility shall constitute a condition precedent to the obligations of Bank of America hereunder with respect to the initial funding the Senior Credit Facility.

5. REPRESENTATIONS AND COVENANTS. You represent, warrant and covenant as to yourself that (and as to the Target, to the best of your knowledge that) (a) all financial projections concerning you and your subsidiaries and the Target and its subsidiaries that have been or are hereafter made available to the Commitment Parties or the Lenders by you or any of your representatives (or on your or their behalf) or by the Target or any of its subsidiaries or representatives (or on their behalf) (the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you at the time to be reasonable (it being understood by us that the Projections are not to be viewed as facts and that actual results may differ from projected results and that such differences may be material) and (b) all written

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Information concerning you and your subsidiaries and the Target and its subsidiaries, other than Projections and other estimates and forward looking information and general economic and industry information, which has been or is hereafter made available to the Commitment Parties or the Lenders by you or any of your representatives (or on your or their behalf) or by the Target or any of its subsidiaries or representatives (or on their behalf) in connection with any aspect of the Transaction, as and when furnished, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in any material respect. You agree to furnish us with further and supplemental information from time to time until the date of the initial borrowing under the Senior Credit Facility (the “Closing Date”) so that the representation, warranty and covenant in the immediately preceding sentence are correct on the Closing Date as if such Information were being furnished, and such representation, warranty and covenant were being made, on such date. In issuing this commitment and in arranging and syndicating the Senior Credit Facility, the Commitment Parties are and will be using and relying on the Information without independent verification thereof.

6. CONDITIONS PRECEDENT.

(a) The commitment of Bank of America hereunder and the undertaking of MLPFS to provide the services described herein are subject to the satisfaction of each of the following conditions precedent: (i) the accuracy and completeness of the Target Representations and the Specified Representations in all material respects (except, if a qualifier relating to materiality, material adverse effect or a similar concept applies, such representation or warranty shall be required to be true and correct in all respects); (ii) there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of you, the Target or any of your or their respective subsidiaries; (iii) the negotiation, execution and delivery of definitive documentation for the Senior Credit Facility (the “Facility Documentation”) consistent with the Summary of Terms and otherwise reasonably satisfactory to the Commitment Parties; and (iv) the conditions set forth in Exhibit C hereto (clauses (i) through (iv) collectively, the “Funding Conditions”). Notwithstanding anything in this Commitment Letter, the Fee Letter, the Facility Documentation or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions to availability of the Senior Credit Facility on the Closing Date are the Funding Conditions.

(b) Notwithstanding anything in this Commitment Letter, the Fee Letter or the Facility Documentation to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to availability of the Senior Credit Facility on the Closing Date shall be (A) such of the representations and warranties made by or on behalf of, or with respect to, the Target and/or it subsidiaries in the Purchase Agreement as are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Purchase Agreement as a result of a breach of such representations and warranties (the “Target Representations”), and (B) the Specified Representations (as defined below) made by the Loan Parties in the Facility Documentation and (ii) the terms of the Facility Documentation shall be in a form such that they do not impair availability of the Senior Credit Facility on the Closing Date if the Funding Conditions are satisfied (it being understood that, to the extent any Collateral (other than assets with respect to which a lien may be perfected solely by the filing of a financing statement under the Uniform Commercial Code and/or the delivery of stock certificates of stock pledged by any Loan Party) is not or cannot be provided or perfected on the Closing Date after your use of commercially reasonable efforts to do so or without undue burden or expense, the provision and/or perfection of such Collateral shall not constitute a condition precedent to the availability of the Senior Credit Facility on the Closing Date, but shall be required to be provided and/or perfected within forty-five (45) days after the Closing Date (subject to extensions by the Administrative Agent in its reasonable discretion) (the foregoing referred to as the “Collateral Funding Condition”)). For purposes hereof, “Specified Representations” means the representations and warranties of the Loan Parties (after

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giving effect to the Acquisition) set forth in the Facility Documentation relating to organizational existence, power and authority (as to execution, delivery and performance of the applicable Facility Documentation); the due authorization, execution, delivery and enforceability of the applicable Facility Documentation; Federal Reserve margin regulations; the Investment Company Act; the creation, validity and perfection of security interests in the Collateral (subject to permitted liens and the limitations set forth in the preceding sentence); the execution, delivery and performance of the Facility Documentation do not conflict with charter documents, with applicable laws and/or with specified material contracts; solvency as of the Closing Date (after giving effect to the Transaction) of the Borrower and its subsidiaries on a consolidated basis; use of proceeds; and Patriot Act/“know your customer” laws.

7. INFORMATION. You acknowledge that MLPFS and/or Bank of America on your behalf will make available certain customary marketing materials to be used in connection with the syndication of the Senior Credit Facility (collectively with the Summary of Terms, the “Information Materials”) to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks, SyndTrak or another similar electronic system. In connection with the syndication of the Senior Credit Facility, unless the parties hereto otherwise agree in writing, you shall be under no obligation to provide Information Materials suitable for distribution to any prospective Lender (each, a “Public Lender”) that has personnel who do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Borrower and its subsidiaries, the seller and its subsidiaries and/or the Target and its subsidiaries (collectively, the “Relevant Entities”), their respective affiliates or any other entity, or the respective securities of any of the foregoing. You agree, however, that the definitive credit documentation will contain provisions concerning Information Materials to be provided to Public Lenders and the absence of MNPI therefrom. Prior to distribution of Information Materials to prospective Lenders, you shall provide us with a customary letter authorizing the dissemination thereof.

8. EXPENSES. By executing this Commitment Letter, you agree to reimburse the Commitment Parties from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, (a) the reasonable fees, disbursements and other charges of (x) McGuireWoods LLP, as counsel to the Commitment Parties, and (y) up to one local counsel in each applicable local jurisdiction in which such local counsel is reasonably determined to be necessary by the Commitment Parties and (b) due diligence expenses) incurred in connection with the Senior Credit Facility, the syndication thereof and the preparation of the definitive documentation therefor, and with any other aspect of the Transaction and any similar transaction and any of the other transactions contemplated thereby. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

9. INDEMNIFICATION. You agree to indemnify and hold harmless each Commitment Party, each Lender and each of their affiliates and their respective partners, officers, directors, employees, agents, trustees, administrators, managers, advisors and representatives (each an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable and documented fees, disbursements and other charges of (x) one counsel for all Indemnified Parties, (y) if deemed necessary by the Commitment Parties, one firm of local counsel in each appropriate jurisdiction for all Indemnified Parties and (z) in the case of an actual or perceived conflict of interest with respect to any Indemnified Party, of another firm of counsel for such affected Indemnified Party) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any aspect of the Transaction or any similar transaction and any of the other transactions contemplated thereby or (b) the Senior Credit Facility

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and any other financings, or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from (A) such Indemnified Party’s or Related Indemnified Party’s (as defined below) gross negligence, bad faith or willful misconduct or (B) such Indemnified Party’s breach in bad faith of such Indemnified Party’s obligations hereunder in connection with a claim brought by you or your affiliates. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transaction is consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Transaction, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from (x) such Indemnified Party’s gross negligence or willful misconduct or (y) a claim brought by the Borrower or any of its affiliates against an Indemnified Party for breach in bad faith of such Indemnified Party’s obligations hereunder. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems. You and we also agree that neither you nor any Indemnified Party shall assert, and the Commitment Parties and you hereby waive, any claim against the other parties on any theory of liability for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, or in connection with, or as a result of, this Commitment Letter, the Transaction, the Senior Credit Facility, the Fee Letter, any loan contemplated hereby or the use of proceeds of such loan, provided that nothing contained in this sentence shall limit your indemnity obligations to the extent set forth in this Section 9. For purposes of this Section 9, a “Related Indemnified Party” of an Indemnified Party means (1) any controlling person or controlled affiliate of such Indemnified Party, (2) the respective directors, officers, or employees of such Indemnified Party or any of its controlling persons or controlled affiliates and (3) the respective agents of such Indemnified Party or any of its controlling persons or controlled affiliates, in the case of this clause (3), acting at the instructions of such Indemnified Party, controlling person or such controlled affiliate, provided, that each reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation of this Commitment Letter.

10. CONFIDENTIALITY.

(a) This Commitment Letter and the fee letter among you, Bank of America and MLPFS of even date herewith (the “Fee Letter”) and the contents hereof and thereof are confidential and, except for disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Transaction or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter but not the Fee Letter (i) on a confidential basis to the board of directors, officers, agents, accountants, attorneys and other advisors of the Target in connection with their consideration of the Transaction, (ii) after your acceptance of this Commitment Letter and the Fee Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges, (iii) on a confidential basis to certain investors arranged by your affiliates, and the Target, and their respective boards of directors, officers, agents, accountants, attorneys and other advisors who are directly involved in the consideration of this matter, (iv) if requested by any regulator having jurisdiction over you or any of your affiliates (in which case you agree, to the extent permitted by law, to inform us promptly thereof), (v) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree, to the

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extent permitted by law, to inform us promptly thereof), (vi) to the ratings agencies, or (vii) to any potential lender, arranger or bookrunner or other agent in connection with syndication or obtaining commitments hereunder.

(b) You acknowledge that the Commitment Parties or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. The Commitment Parties agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you, the Target and your and their respective affiliates with the same degree of care as they treat their own confidential information. The Commitment Parties further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that the Commitment Parties are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you, the Target or any of your or its respective affiliates that is or may come into the possession of any Commitment Party or any of such affiliates.

11. ABSENCE OF FIDUCIARY RELATIONSHIP; AFFILIATE ACTIVITIES. In connection with all aspects of the Transaction and each other transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (a) (i) the arranging and other services described herein regarding the Senior Credit Facility are arm’s-length commercial transactions between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; (b)(i) each of the Commitment Parties has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (ii) none of the Commitment Parties has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and none of the Commitment Parties has any obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against any of the Commitment Parties with respect to any breach or alleged breach of agency or fiduciary duty in connection with the Transaction or any aspect of any transaction contemplated by this Commitment Letter.

12. SURVIVAL. The provisions of Sections 7, 8, 9, 10, 11, 13 and 14 shall remain in full force and effect regardless of whether the Facility Documentation shall be executed and delivered, and notwithstanding the termination of this Commitment Letter, the Fee Letter or any commitment or undertaking of any Commitment Party hereunder.

13. GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL; ETC. This Commitment Letter and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York; provided, however, that the interpretation of any provision of the Purchase Agreement, including the definition of “Company Material Adverse Effect”, whether such a “Company Material Adverse Effect” has occurred and of the condition described herein related to “Company Material Adverse Effect,” and the determination of the accuracy of any Target Representations shall be governed by and construed in accordance with applicable law under the Purchase Agreement. The Borrower irrevocably and unconditionally agrees that it will not, and will not permit its subsidiaries to, commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against any Commitment Party, any Lender or any Indemnified Party in any way relating to

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this Commitment Letter, the Fee Letter, the transactions contemplated hereby and thereby or the actions of the Commitment Parties in the negotiation, performance or enforcement hereof, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Commitment Letter or the Fee Letter shall affect any right that any Commitment Party or any Lender may otherwise have to bring any action or proceeding relating to this Commitment Letter or the Fee Letter against the Borrower or its properties in the courts of any jurisdiction. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter, the Fee Letter, the Transaction, the transactions contemplated hereby and thereby or the actions of any Commitment Party in the negotiation, performance or enforcement hereof or thereof. The commitments and undertakings of the Commitment Parties may be terminated by us if you fail to perform your obligations under this Commitment Letter or the Fee Letter on a timely basis.

14. MISCELLANEOUS.

(a) This Commitment Letter and the Fee Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letter by telecopier, facsimile or other electronic transmission (including PDF) shall be effective as delivery of a manually executed counterpart thereof.

(b) This Commitment Letter and the Fee Letter embody the entire agreement and understanding among the Commitment Parties, you and your affiliates with respect to the Senior Credit Facility and supersede all prior agreements and understandings relating to the specific matters hereof. However, please note that the terms and conditions of the commitment of Bank of America and the undertaking of MLPFS hereunder are not limited to those set forth herein or in the Exhibits attached hereto. Those matters that are not covered or made clear herein or in the Exhibits attached hereto or the Fee Letter are subject to mutual agreement of the parties. No party has been authorized by any Commitment Party to make any oral or written statements that are inconsistent with this Commitment Letter.

(c) This Commitment Letter (i) is not assignable by you without our prior written consent (and any purported assignment without such consent shall be null and void), (ii) is intended to be solely for the benefit of the parties hereto and the Indemnified Parties and (iii) does not and is not intended to confer any benefit upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Parties. The Commitment Parties reserve the right to employ the services of their affiliates in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates certain fees payable to the Commitment Parties in such manner as the Commitment Parties and their affiliates may agree in their sole discretion. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party.

(d) The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow the Commitment Parties to identify you in accordance with the Act.

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15. ACCEPTANCE/EXPIRATION OF COMMITMENTS. This Commitment Letter and all commitments and undertakings of the Commitment Parties hereunder will expire at 9:00 p.m. (Pacific time) on April 6, 2012 unless you execute this Commitment Letter and the Fee Letter and return them to us prior to that time, whereupon this Commitment Letter and the Fee Letter shall become binding agreements. Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire on the earliest of (a) 150 days after the date you sign the Commitment Letter and the Fee Letter, unless the Closing Date occurs on or prior thereto, (b) the closing of the Acquisition without the use of the Senior Credit Facility and (c) the termination of the Purchase Agreement.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ John C. Plecque
Name:	John C. Plecque
Title:	Senior Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Illegible
Name:	Illegible
Title:	Director

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN:

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Rajesh C. Shrotriya
Name:	Rajesh C. Shrotriya, M.D.
Title:	Chief Executive Officer and President

COMMITMENT LETTER

Signature Page

EXHIBIT A

Project Alaska

Transaction Summary

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached and in the other Exhibits thereto.

It is intended that:

(a) Spectrum Pharmaceuticals, Inc.(the “Borrower”) will consummate the acquisition of Target (the “Acquisition”) in a “two-step” transaction pursuant to that certain Agreement and Plan of Merger substantially in the form delivered to Bank of America at 3:01 a.m. Eastern on April 4, 2012 (as amended and in effect from time to time, the “Purchase Agreement”).

(b) The Borrower will pay fees, costs and expenses in connection with the Acquisition and finance a portion thereof with the Senior Credit Facility as defined in the Commitment Letter.

The transactions described in this Exhibit A are collectively referred to herein as the “Transaction”.

A-1	Project Alaska Transaction Summary April 4, 2012

EXHIBIT B

SUMMARY OF INDICATIVE TERMS AND CONDITIONS

SPECTRUM PHARMACEUTICALS, INC.

$75,000,000 SENIOR CREDIT FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the commitment letter (the “Commitment Letter”) to which this Summary of Terms and Conditions is attached.

BORROWER:	Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Borrower”).

TARGET:	Allos Therapeutics, Inc., a Delaware corporation (the “Target”).

GUARANTORS:	The obligations of the Borrower and its subsidiaries under the Senior Credit Facility and under any treasury management, interest protection or other hedging arrangements entered into with a Lender (or any affiliate thereof) will be guaranteed by each existing and future direct and indirect material domestic subsidiary of the Borrower other than domestic subsidiaries owned by foreign subsidiaries (collectively, the “Guarantors”, and together with the Borrower, the “Loan Parties”). All guarantees will be guarantees of payment and not of collection.

ADMINISTRATIVE AND COLLATERAL AGENT:	Bank of America, N.A. (“Bank of America”) will act as sole administrative and collateral agent (the “Administrative Agent”).

SOLE LEAD ARRANGER AND SOLE BOOK MANAGER:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any of its affiliates) will act as sole lead arranger and sole book manager (the “Lead Arranger”).

LENDERS:	Bank of America and other banks and financial institutions acceptable to the Lead Arranger and the Administrative Agent in consultation with the Borrower (collectively, the “Lenders”).

SENIOR CREDIT FACILITY:	A revolving credit facility in an amount of not less than $50,000,000 and up to $75,000,000 (such amount as of the Closing Date, the “Senior Credit Facility Amount”), which will include a $10,000,000 sublimit for the issuance of standby letters of credit denominated in U.S. Dollars only (each a “Letter of Credit”) and a $10,000,000 sublimit for swingline loans (each a “Swingline Loan”). Letters of Credit will be issued by Bank of America (in such capacity, the “Fronting Bank”) and Swingline Loans will be made available by Bank of America, and each of the Lenders will purchase an irrevocable and unconditional participation in each Letter of Credit and each Swingline Loan.

SWINGLINE OPTION:	Swingline Loans will be made available by Bank of America on a same day basis in an aggregate amount not exceeding $10,000,000 and in minimum amounts of $500,000. The Borrower must repay each

B-1	Project Alaska Summary of Terms April 4, 2012

Swingline Loan in full no later than ten (10) business days after such loan is made. The Swingline Loans will be made available in U.S. Dollars only.

INCREASE OPTION:	The Senior Credit Facility will include an accordion feature permitting the Borrower to request an increase in the revolving commitments by an additional amount of up to the sum of (a) $50,000,000 plus (b) the difference between $75,000,000 minus the Senior Credit Facility Amount; provided that any such request shall be in a minimum amount of $10,000,000 and in increments of $5,000,000 in excess thereof or, if less, the entire remaining unused accordion amount. Such increases may be effected from time to time after the Closing Date, provided that no default or unmatured default exists at the time of any such increase. The Borrower may offer the increase to (i) its existing Lenders, and each existing Lender will have the right, but not the obligation, to commit to all or a portion of the proposed increase, and (ii) if necessary to obtain the requested additional commitments, third party financial institutions reasonably acceptable to the Administrative Agent, the Swingline Lender, the Fronting Bank and the Borrower.

PURPOSE:	The proceeds of the Senior Credit Facility shall be used to (i) finance in part the Acquisition; (ii) pay fees and expenses incurred in connection with the Transaction; and (iii) provide ongoing working capital and for other general corporate purposes of the Borrower and its subsidiaries.

CLOSING DATE:	The execution of definitive Facility Documentation, to occur on or about May 15, 2012 (the “Closing Date”).

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The Senior Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full two (2) years after the Closing Date.

AVAILABILITY:	Loans under the Senior Credit Facility may be made, and Letters of Credit may be issued, on a revolving basis up to the full amount of the Senior Credit Facility.

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:	The Senior Credit Facility may be prepaid in whole or in part at any time without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The unutilized portion of the commitments under the Senior Credit Facility may be irrevocably reduced or terminated by the Borrower at any time without penalty.

SECURITY:	Each of the Loan Parties shall grant the Administrative Agent (for the benefit of the Lenders) valid and perfected first priority (subject to certain customary exceptions to be set forth in the Facility

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Documentation but in any event to include an exception for the assets covered by that certain Security Agreement dated as of December 15, 2008 by and between RIT Oncology, LLC and Biogen IDEC, Inc., as amended (the liens on such assets thereunder, the “Biogen Liens”)) liens and security interests in all of the following:

(a)      All present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future subsidiaries (limited, in the case of each entity that is a “controlled foreign corporation” under Section 957 of the Internal Revenue Code, to a pledge of 65% of the capital stock of each such first-tier foreign subsidiary and excluding U.S. subsidiaries of non-U.S. subsidiaries).

(b) All present and future intercompany debt of each Loan Party.

(c)      All of the present and future personal property and assets of each Loan Party, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, fixtures, bank accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash.

(d) All proceeds and products of the property and assets described in clauses (a), (b) and (c) above.

The Security shall ratably secure the relevant party’s obligations in respect of the Senior Credit Facility and any treasury management, interest protection or other hedging arrangements entered into with a Lender (or an affiliate thereof).

CONDITIONS PRECEDENT TO CLOSING:	The closing and the initial extension of credit under the Senior Credit Facility will be subject to satisfaction of the Funding Conditions.

CONDITIONS PRECEDENT TO ALL EXTENSIONS OF CREDIT:	Each extension of credit under the Senior Credit Facility (other than on the Closing Date) will be subject to satisfaction of the following conditions precedent: (i) all of the representations and warranties in the Facility Documentation shall be true and correct in all material respects (except, if a qualifier relating to materiality, Material Adverse Effect or a similar concept applies, such representation or warranty shall be required to be true and correct in all respects) as of the date of such extension of credit (except to the extent that such representations and warranties relate to an earlier date, in which case they are true and correct as of such date); and (ii) no event of default under the Senior Credit Facility or incipient default shall have occurred and be continuing or would result from such extension of credit.

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REPRESENTATIONS AND WARRANTIES:	Limited to the following (and in any event to include customary exceptions, schedules and materiality thresholds): (i) legal existence, qualification and power; (ii) due authorization of the Facility Documentation and no contravention thereof with law, contracts or organizational documents; (iii) governmental and third party approvals and consents; (iv) enforceability of the Facility Documentation; (v) accuracy and completeness of specified financial statements and other information and no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect (defined below); (vi) no material litigation; (vii) no default; (viii) ownership of property; including disclosure of properties, leases and investments; (ix) environmental matters; (x) insurance matters; (xi) tax matters; (xii) ERISA compliance; (xiii) identification of subsidiaries, equity interests and Loan Parties; (xiv) use of proceeds and not engaging in business of purchasing/carrying margin stock in violation of applicable law; (xv) status under Investment Company Act; (xvi) accuracy of disclosure; (xvii) compliance with laws; (xviii) compliance with FDA and other applicable regulations; (xix) intellectual property; (xx) OFAC compliance; (xxi) solvency of the Borrower and its subsidiaries on a consolidated basis; (xxii) no casualty; and (xxiii) collateral documents.

For the purposes of this section, “Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), or financial condition of the Borrower or of the Borrower and its subsidiaries taken as a whole; (b) a material impairment on the rights and remedies of the Administrative Agent or any Lender under the Facility Documentation, or of the ability of any Loan Party to perform its payment obligations under any of the Facility Documentation to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any of the Facility Documentation to which it is a party.

COVENANTS:	Limited to the following affirmative, negative and financial covenants (applicable to the Borrower and its subsidiaries) and to include customary exceptions, limitations and materiality thresholds:

(a)      Affirmative Covenants - (i) delivery of financial statements, budgets and forecasts; (ii) delivery of certificates and other information; (iii) delivery of notices (of any default, material adverse condition, ERISA event, material change in accounting or financial reporting practices, material FDA events and certain other material events); (iv) payment of obligations; (v) preservation of existence; (vi) maintenance of properties; (vii) maintenance of insurance; (viii) compliance with laws; (ix) maintenance of books and records; (x) inspection rights; (xi) use of proceeds; (xii) covenant to guarantee obligations and give security; (xiii) compliance with environmental laws; (xiv) compliance with FDA and other

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applicable regulations; (xv) further assurances; (xvi) compliance with material contracts; and (xvii) maintenance of cash collateral accounts.

(b)      Negative Covenants - Restrictions on (i) liens; (ii) indebtedness, (including guarantees and other contingent obligations); (iii) investments (including acquisitions and loans and advances); (iv) mergers and other fundamental changes; (v) sales and other dispositions of property or assets; (vi) payments of dividends and other distributions; (vii) changes in the nature of business; (viii) transactions with affiliates; (ix) burdensome agreements; (x) use of proceeds; (xi) capital expenditures; (xii) amendments of organizational documents; (xiii) changes in accounting policies or reporting practices; (xiv) prepayments of other indebtedness; (xv) modification or termination of documents related to the Transaction or certain indebtedness; and (xvi) changes in activities of the Borrower and its subsidiaries (including the Target after giving effect to the Acquisition), in each case with such exceptions as may be agreed upon in the Facility Documentation.

(c) Financial Covenants - To include the following:

• Maintenance of a minimum consolidated Interest Coverage Ratio (the ratio of (i) consolidated EBITDA to (ii) consolidated interest expense) of not less than 3.00 to 1.00; and

•     Maintenance of a maximum consolidated Total Leverage Ratio (the ratio of (i) consolidated total debt to (ii) consolidated EBITDA) of not greater than (x) from the Closing Date through the fiscal quarter ending September 30, 2012, 2.00 to 1.00 and (y) for the fiscal quarter ending December 31, 2012 and each fiscal quarter thereafter, 1.50 to 1.00.

Each of the ratios referred to above will be calculated on a consolidated basis for each consecutive four fiscal quarter period, except that during the first year following the Closing Date such calculations shall be made on a historical pro forma basis specified in the definitive loan documentation. The component definitions relating to the ratios referred to above will be mutually agreed to in the Facility Documentation.

EVENTS OF DEFAULT:	Usual and customary in transactions of this type, including, without limitation, the following: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe covenants set forth in the Facility Documentation within a specified period of time, where customary and appropriate, after such failure; (iii) any representation or warranty proving to have been incorrect when made or confirmed; (iv) cross-default to other indebtedness in an amount to be agreed; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) inability to pay debts; (vii) monetary judgment defaults in an amount to be agreed and nonmonetary judgment defaults that could reasonably be expected to have a Material Adverse

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Effect; (viii) customary ERISA defaults; (ix) actual or asserted invalidity or impairment of any Facility Documentation; (x) change of control; (xi) collateral documents; and (xii) the lapse, termination or suspension or commencement of any hearing or proceeding with respect to material licenses, permits, intellectual property, etc.

ASSIGNMENTS AND PARTICIPATIONS:	Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Senior Credit Facility in a minimum amount equal to $5,000,000.

Consents: The consent of the Borrower will be required unless (i) an Event of Default has occurred and is continuing or (ii) the assignment is to a Lender, an affiliate of a Lender or an Approved Fund (as such term shall be defined in the Facility Documentation). The consent of the Administrative Agent will be required for any assignment to an entity that is not a Lender, an affiliate of such Lender or an Approved Fund in respect of such Lender. The consent of the Fronting Bank and the lender of any Swingline Loan will be required for any assignment.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the Facility Documentation to any Federal Reserve Bank.

Participations: Lenders will be permitted to sell participations with voting rights limited to customary significant matters such as changes in amount, rate, maturity date and releases of all or substantially all of the collateral securing the Senior Credit Facility or all or substantially all of the value of the guaranty of the Borrower’s obligations made by the Guarantors.

WAIVERS AND AMENDMENTS:	Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of (i) the sole Lender if there is only one Lender or (ii) Lenders holding loans and commitments representing at least 50% of the aggregate amount of the loans and commitments under the Senior Credit Facility; provided that, if there are only two Lenders, the approval of both such Lenders shall be required (the “Required Lenders”), except that (a) the consent of each Lender shall be required with respect to (i) the waiver of certain conditions precedent to the initial credit extension under the Senior Credit Facility, (ii) the amendment of certain of the pro rata sharing provisions, (iii) the amendment of the voting percentages of the Lenders, (iv) the release of all or substantially all of the collateral securing the Senior Credit Facility, and (v) the release of all or substantially all of the value of the guaranty of the Borrower’s obligations made by the Guarantors; and (b) the consent of each Lender affected thereby shall be

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required with respect to (i) increases or extensions in the commitment of such Lender, (ii) reductions of principal, interest or fees, and (iii) extensions of scheduled maturities or times for payment.

INDEMNIFICATION:	The Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arranger, each Lender, the Fronting Bank and their respective affiliates and their partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives (each such person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including, without limitation, the reasonable and documented fees, disbursements and other charges of (x) one counsel for all Indemnitees, (y) if deemed necessary by the Administrative Agent, one firm of local counsel in each appropriate jurisdiction for all Indemnitees and (z) in the case of an actual or perceived conflict of interest with respect to any Indemnitee, of another firm of counsel for such affected Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any Guarantor arising out of, in connection with, or as a result of (i) the execution or delivery of the Facility Documentation or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder or the consummation of the transactions (including the Transaction) contemplated thereby, or the administration of the Facility Documentation, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of hazardous materials on or from any property owned or operated by the Borrower or any of its subsidiaries, or any environmental liability related in any way to the Borrower or any of its subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any Guarantor or any of the Borrower’s or such Guarantors’ directors, shareholders or creditors, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnitee or Related Indemnitee or (y) a claim brought by the Borrower or any of its affiliates against an Indemnitee for breach in bad faith of such Indemnitee’s obligations under the Facility Documentation. This indemnification shall survive and continue for the benefit of all such persons or entities.

For purposes of this section, a “Related Indemnitee” of an Indemnitee means (1) any controlling person or controlled affiliate of such Indemnitee, (2) the respective directors, officers, or employees of such Indemnitee or any of its controlling persons or controlled affiliates and (3) the respective agents of such Indemnitee or any of its controlling persons or controlled affiliates, in the case of this clause (3), acting at the

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instructions of such Indemnitee, controlling person or such controlled affiliate, provided, that each reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation of the Facility Documentation.

GOVERNING LAW:	State of New York.

PRICING/FEES/EXPENSES:	As set forth in Addendum I.

COUNSEL TO THE ADMINISTRATIVE AGENT:	McGuireWoods LLP.

OTHER:	Each of the parties shall waive its right to a trial by jury. The Facility Documentation will contain customary provisions regarding submission to New York jurisdiction, increased cost, withholding tax, capital adequacy, liquidity and yield protection, as well as provisions reflecting the Administrative Agent’s policy concerning market standards, including but not limited to, provisions regarding defaulting lenders.

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Addendum I

PRICING, FEES AND EXPENSES

INTEREST RATES:	At the Borrower’s option, any loan under the Senior Credit Facility (other than Swingline Loans) will bear interest at a rate equal to (i) LIBOR plus the Applicable Margin, as determined in accordance with the Performance Pricing grid set forth below or (ii) the Base Rate (to be defined as the highest of (a) the Bank of America prime rate, (b) the Federal Funds rate plus .50% and (c) the one month LIBOR plus 1.00%) plus the Applicable Margin. Each Swingline Loan shall bear interest at the Base Rate plus the Applicable Margin for Base Rate loans.

The Borrower may select interest periods of one, two, three or six months for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

During the continuance of any event of default under the Facility Documentation, the Applicable Margin on obligations owing under the Facility Documentation shall increase by 2.00% per annum (subject, in all cases other than an event of default in the payment of principal when due, to the request of the Required Lenders).

COMMITMENT FEE:	Commencing on the Closing Date, the Borrower will pay a fee (the “Commitment Fee”), determined in accordance with the Performance Pricing grid set forth below, on the actual daily unused amount of each Lender’s commitment. Swingline Loans will not be included as utilization of the commitments for purposes of this computation. The Commitment Fee is payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date.

LETTER OF CREDIT FEES:	The Borrower will pay a fee (the “Letter of Credit Fee”), determined in accordance with the Performance Pricing grid set forth below, on the maximum amount available to be drawn under each Letter of Credit that is issued and outstanding. The Letter of Credit Fee is payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Funding Date, and will be shared proportionately by the Lenders. In addition, the Borrower will pay a fronting fee to the Fronting Bank for its own account, in an amount set forth in the Fee Letter.

PERFORMANCE PRICING:	The Commitment Fee, Applicable Margin for LIBOR loans, Letter of Credit Fee and Applicable Margin for Base Rate Loans, for any fiscal quarter, shall be the applicable rate per annum set forth in the table below opposite the consolidated Total Leverage Ratio determined as of the last day of the immediately preceding fiscal quarter.

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Pricing Level	Total Leverage Ratio	Commitment (Undrawn) Fee	Applicable Margin for LIBOR Loans and Letter of Credit Fee	Applicable Margin for Base Rate Loans
1	Less than 0.50 to 1.00	0.375%	1.75%	0.75%
2	Greater than or equal to 0.50 to 1.00 but less than 1.00 to 1.00	0.500%	2.00%	1.00%
3	Greater than or equal to 1.00 to 1.00	0.625%	2.25%	1.25%

CALCULATION OF INTEREST AND FEES:	Computations of interest for Base Rate Loans shall be made on the basis of a year of 365/366 days. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed.

COST AND YIELD PROTECTION:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital or liquidity requirements or their interpretation (including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Basel III), illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

EXPENSES:	The Borrower will pay all reasonable and documented costs and expenses of the Administrative Agent and Lead Arranger associated with the preparation, due diligence, administration, syndication and closing of all Facility Documentation, limited, in the case of legal fees, disbursements and expenses to those of (x) McGuireWoods LLP, as counsel to the Lead Arranger and the Administrative Agent and (y) up to one local counsel in each applicable local jurisdiction in which such local counsel is reasonably determined to be necessary by the Lead Arranger or the Administrative Agent, in each case regardless of whether or not the Senior Credit Facility are closed. The Borrower will also pay the fees and expenses of the Administrative Agent and each Lender in connection with the enforcement of any of the Facility Documentation.

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EXHIBIT C

Project Alaska

Funding Conditions

The availability of the Senior Credit Facility shall be subject to the satisfaction of the following conditions. Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter to which this Exhibit C is attached and in the other Exhibits thereto (as applicable).

1. Each Loan Party and each other party to be party thereto shall have executed and delivered the Facility Documentation, which is subject to an agreement to negotiate in good faith by the parties hereto, and the Administrative Agent shall have received:

(a) customary officers’ certificates and other customary closing documents (including, without limitation, lien searches and to the extent a request therefor is made at least seven (7) days prior to the Closing Date)

(b) customary legal opinions (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the Senior Credit Facility);

(c) such corporate resolutions, organizational documents, certificates and other documents as the Administrative Agent may reasonably require;

(d) a solvency certificate from the chief financial officer of the Borrower, in form attached hereto as Annex I to Exhibit C;

(e) evidence reasonably satisfactory to the Commitment Parties of the repayment of all outstanding indebtedness of the Target and its subsidiaries and release and discharge of all liens and encumbrances upon the assets thereof (other than certain permitted liens approved by the Commitment Parties, it being understood and agreed that the Biogen Liens (as defined in the Summary of Terms) shall be permitted);

(f) evidence that the cash and marketable securities (which can be settled as cash within three (3) business days) of the Borrower and its subsidiaries and the Target and its subsidiaries on a combined basis as of March 31, 2012, is not less than $250,000,000;

(g) a certificate from the chief financial officer of the Borrower, in form and substance reasonably satisfactory to the Administrative Agent, certifying the calculation of the consolidated Total Leverage Ratio (on a pro forma basis after giving effect to the Transaction); and

(h) customary evidence of the amount, types and terms and conditions of all insurance maintained by the Loan Parties, together with endorsements naming the Administrative Agent or the Lenders, as an additional insured or loss payee, as the case may be and as their interest may appear, under property and liability insurance policies.

2. On the Closing Date, after giving effect to the Transaction, the Loan Parties shall not have any existing indebtedness other than the Senior Credit Facility, indebtedness permitted to remain outstanding under the Purchase Agreement and other Indebtedness to be agreed upon by the Commitment Parties.

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EXHIBIT C

3. The Acquisition shall be consummated pursuant to the Purchase Agreement (including all exhibits, schedules, annexes and other attachments thereto and other agreements related thereto), substantially concurrently with the initial funding of the Senior Credit Facility, without giving effect to any amendments or other modifications to the Purchase Agreement or any waivers with respect thereto that, in any such case, are materially adverse to the Lenders in their capacities as lenders, without the consent of the Commitment Parties (such consent not to be unreasonably withheld, conditioned or delayed).

4. Except as set forth on Part 3.5 of the Company Disclosure Schedule (as defined in the Purchase Agreement), since December 31, 2011, no Closing Date Material Adverse Effect shall have occurred.

“Closing Date Material Adverse Effect” means a “Company Material Adverse Effect” as defined in the Purchase Agreement.

5. The Commitment Parties shall have received unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of each of the Target and the Borrower for each subsequent interim quarterly period ended at least 45 days before the Closing Date.

6. The Administrative Agent shall have received, at least five (5) days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, as has been reasonably requested in writing at least 10 days prior to such date.

7. Payment of all fees and expenses due to the Commitment Parties and the Lenders required to be paid on the Closing Date to the extent invoiced with reasonable detail at least 1 business day prior to the Closing Date.

8. Subject to the Collateral Funding Condition, all actions of the Borrower and its subsidiaries necessary to establish that the Administrative Agent will have a perfected first priority security interest (subject to liens permitted under the Facility Documentation) in the Collateral shall have been taken.

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ANNEX 1 TO EXHIBIT C

Solvency Certificate

[            ], 20

I, [                    ], certify that I am the duly appointed, qualified and acting [chief financial officer] of [                    ] (the “Borrower”), and in such capacity, that:

On the date hereof, after giving effect to the Transactions and the related transactions contemplated by the Loan Documents, the Borrower and its subsidiaries, when taken as a whole on a consolidated basis, (a) have property with fair value greater than the total amount of their debts and liabilities, contingent (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability), subordinated or otherwise, (b) have assets with present fair salable value not less than the amount that will be required to pay their liability on their debts as they become absolute and matured, (c) do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay such debts and liabilities as they mature, (d) will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured, and (e) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which their property would constitute an unreasonably small capital.

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C-1	Funding Conditions April 4, 2012